FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2008
02 July 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

                 NO. 1              Press release of British Sky  Broadcasting Group plc announcing Holding(s) in Company released on 02 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	British Sky Broadcasting Group plc

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	Janus Capital Management LLC
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	30 June 2008
6. Date on which issuer notified:	1 July 2008
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares ISIN: GB0001411924 ADR ISIN: US1110131083	ORD 52,417,696 ADR 57,432	ORD 52,417,696 ADR 57,432	ORD 49,213,227 ADR 57,432	ORD 49,213,227 ADR 57,432		ORD 2.81% ADR 0.01%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
49,442,955	2.82%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:	Janus Capital Management LLC
11. Number of voting rights proxy holder will cease to hold:	3,204,469
12. Date on which proxy holder will cease to hold voting rights:	30 June 2008

13. Additional information:
14 Contact name:	Kathy Stahl
15. Contact telephone name:	303-336-4528

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                       BRITISH SKY BROADCASTING GROUP PLC

Date: 02 July 2008                                                                                                                          By: /s/ Dave Gormley
                                                                                                                                                       Dave Gormley
                                                                                                                                                       Company Secretary